UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

 Cover-All Technologies Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

222892101

(CUSIP Number)

Ketan Mehta

President & CEO

Majesco

5 Penn Plaza, 14th Floor

New York, NY 10001

Telephone: (646) 731-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Valérie Demont, Esq.

Pepper Hamilton LLP

620 Eighth Avenue

New York, NY 10018

(212) 808-2745

June 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box.☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 222892101

1	NAMES OF REPORTING PERSONS Majesco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,634,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,634,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 222892101

1	NAMES OF REPORTING PERSONS Mastek (UK) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,634,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,634,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 222892101

1	NAMES OF REPORTING PERSONS Mastek Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,634,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,634,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 222892101

1	NAMES OF REPORTING PERSONS Minefields Computers Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,634,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,634,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON CO

Amendment no. 1 to schedule 13d

Reference is hereby made to the statement on Schedule 13D filed with the United States Securities and Exchange Commission by Majesco, a California corporation (“Majesco”), Mastek Limited, a public limited company incorporated in India (“Mastek”), and Mastek (UK) Ltd., a private limited company organized under the laws of the United Kingdom (“Mastek UK”), with respect to the common stock, par value $.01 per share (the “Issuer Common Stock”) of Cover-All Technologies Inc., a Delaware corporation (the “Issuer”), on December 15, 2014 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The sole purpose of this Amendment No. 1 to the Schedule 13D is to reflect the addition of Minefields Computers Ltd (in the process of being renamed Majesco Limited), a newly formed private limited company in India (“Majesco Limited”), as a new reporting person pursuant to the de-merger of Mastek, whereby 83.5% of Mastek’s equity ownership interest in Majesco transferred to Majesco Limited. Except for conforming changes related to this change of reporting persons, there have been no changes to the aggregate number of shares of the Issuer beneficially owned by the reporting persons or any other information reported in the Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either Majesco, Mastek UK, Mastek Limited or Majesco Limited that it is the beneficial owner of any Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended in its entirety as follows:

(a) The name of the persons filing this statement are Majesco, a California corporation (“Majesco”), Mastek (UK) Ltd., a private limited company organized under the laws of the United Kingdom (“Mastek UK”), Minefields Computers Ltd (in the process of being renamed Majesco Limited), a private limited company domiciled in, and organized under the laws of, India (“Majesco Limited”), and Mastek Limited, a public limited company domiciled in, and organized under the laws of, India (“Mastek” and together with Majesco, Mastek UK and Majesco Limited, the “Reporting Persons”, and each a “Reporting Person”). 83.5% and 16.5% of the equity interests of Majesco are directly owned by Majesco Limited and Mastek UK, respectively.

(b) The address of the principal executive offices and the telephone number of record for (i) Majesco and each person listed in Section 1 of Schedule A is 5 Penn Plaza, 14th Floor, New York, NY 10001; (646) 731-1000, (ii) Mastek UK and each person listed in Section 2 of Schedule A is Pennant House, 2 Napier Court, Napier Road, Reading RG1 8BW, United Kingdom; +44(0)118 903 5700, (iii) Mastek and each person listed in Section 3 of Schedule A is Unit 106, SDF 4, Seepz, Andheri (East), Mumbai 400 096, India; +91 22 6695 2222 and (iv) Majesco Limited and each person listed in Section 4 of Schedule A is NMDC, MBP-P-136, 136A, Mahape, Navi Mumbai 400 710, India; +91 22 6791 4545.

(c) Majesco and its affiliates Mastek, Majesco Limited and Mastek UK, are a global technology solutions provider focusing on meeting customer needs through the strategic application of tailored business solutions and IT services. The Reporting Persons deliver solutions and IT services in core insurance areas including policy administration, product modelling, new business processing, billing, claims and producer lifecycle management and distribution. The Reporting Persons offer an integrated portfolio of IT products and services, comprised of proprietary software solutions, IT consulting, application development, systems integration, application management outsourcing, testing, data warehousing and business intelligence, CRM services and legacy modernization.

(d) During the last five years, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Majesco is a California corporation. Mastek UK is a private limited company organized under the laws of the United Kingdom. Mastek is a public limited company domiciled in, and organized under the laws of, India. Majesco Limited is a private limited company domiciled in, and organized under the laws of, India. Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of each Reporting Person’s directors and executive officers.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a) Other than the Subject Shares, which may be deemed to be beneficially owned in connection with the Voting Agreement, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A, have acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially own any securities of the Issuer. As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owner of 7,634,400 shares of Issuer Common Stock, which constitutes approximately 28.3% of the issued and outstanding shares of Issuer Common Stock, based on 27,003,241 shares of Issuer Common Stock issued and outstanding as of the close of business on May 4, 2015. No Reporting Person is entitled to any rights as a stockholder of the Issuer as to the Subject Shares, except as expressly provided in the Voting Agreement, and each Reporting Person disclaims all beneficial ownership of the Subject Shares.

(b) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote 7,634,400 shares of the Issuer Common Stock held by the Subject Stockholders. Other than pursuant to the Voting Agreement, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A, has the power to vote or direct the vote, or dispose of or direct the disposition of, the Issuer Common Stock.

(c) Other than the Voting Agreement, the Merger Agreement and the transactions contemplated thereby, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Other than the Subject Stockholder, to any Reporting Person’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Majesco

By:	/s/ Ketan Mehta
	Name:	Ketan Mehta
	Title:	President and Chief Executive Officer

Mastek Limited

By:	/s/ Sudhakar Ram
	Name:	Sudhakar Ram
	Title:	Managing Director & Group CEO

Mastek (UK) Ltd.

By:	/s/ Joe Venkataraman
	Name:	Joe Venkataraman
	Title:	Chairman

Minefields Computers Ltd

By:	/s/ Venkatesh Chakravarty
	Name:	Venkatesh Chakravarty
	Title:	Chairman

Dated: June 5, 2015

SCHEDULE A

Schedule A is hereby amended in its entirety as follow:

The following table sets forth the name and present principal occupation or employment of each director and executive officer of the Reporting Persons. The present principal employer for each director and executive officer is the applicable Reporting Person with the address set forth in Item 2 above.

Section 1

Board of Directors of Majesco

Name	Present Principal Occupation or Employment	Citizenship
Dr. Arun Maheshwari	Chairman of the Board of Directors	India
Ketan Mehta	Director	United States
Ashank Desai	Director	India
Atul Kanagat	Director	United States

Executive Officers of Majesco

Name	Present Principal Occupation or Employment	Citizenship
Ketan Mehta	President & CEO	United States
Farid Kazani	Chief Financial Officer	India
Edward Ossie	Chief Operating Officer	United States
Chad Hersh	Executive Vice President	United States
William Freitag	Executive Vice President	United States
Prateek Kumar	Executive Vice President	India
Lori Stanley	Secretary and General Counsel	United States

Section 2

Board of Directors of Mastek (UK) Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Joe Venkataraman	Chairman of the Board of Directors	United Kingdom
Srinivasan Sandilya	Director	India
Ashank Desai	Director	India
Venkatesh Chakravarty	Director	India
Prahlad Koti	Director	United Kingdom
Benjamin Davison	Director	United Kingdom

Executive Officers of Mastek (UK) Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Joe Venkataraman	Chairman	United Kingdom
Prahlad Koti	Managing Director	United Kingdom
Benjamin Davison	Managing Director	United Kingdom
Anant Thakrar	Sr. Vice-President, Finance	United Kingdom

Section 3

Board of Directors of Mastek

Name	Present Principal Occupation or Employment	Citizenship
Srinivasan Sandilya	Chairman of the Board of Directors	India
Sudhakar Ram	Director	India
Ashank Desai	Director	India
Venkatesh Chakravarty	Director	India
Ms. Priti Rao	Director	India
Atul Kanagat	Director	United States

Executive Officers of Mastek

Name	Present Principal Occupation or Employment	Citizenship
Sudhakar Ram	Managing Director & Group CEO	India
Jamshed Jussawalla	Chief Financial Officer	India
Bhagwant Bhargawe	Company Secretary	India

Section 4

Board of Directors of Majesco Limited

Name	Present Principal Occupation or Employment	Citizenship
Venkatesh Chakravarty	Chairman of the Board of Directors	India
Farid Kazani	Director	India
Radhakrishnan Sundar	Director	India
Madhu Dubhashi	Director	India
Dr. Arun Maheshwari	Director	India
Ketan Mehta	Director	United States

Executive Officers of Majesco Limited

Name	Present Principal Occupation or Employment	Citizenship
Farid Kazani	Managing Director	India
Radhakrishnan Sundar	Executive Director	India
Kunal Karan	Chief Financial Officer	India
Nishan Shirke	Company Secretary	India